UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                    ENSTAR INCOME/GROWTH PROGRAM SIX-A, L.P.
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    293977104
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 14

CUSIP No. 293977104


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Value Fund, LLC

     88-4077105


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                   301
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power              301
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person       301


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    0.4%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         2 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison/OHI Liquidity Investors, LLC

     13-7167955


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                   932
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power              932
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     932


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    1.2%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.

                                                                         3 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Investment Partners 11, LLC

     88-0472172


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                   301
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power              301
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person          301


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    0.4%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         4 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Investment Partners 10, LLC

     88-0470851


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                   166
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power              166
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person          166


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    0.2%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         5 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Avenue Investment Partners, LLC

     13-3959673


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 5,137
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            5,137
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        5,137


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    6.4%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         6 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     The Harmony Group II, LLC

     13-3959664


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 6,069
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            6,069
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        6,069


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    7.6%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         7 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     First Equity Realty, LLC

     13-3827931


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 6,069
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            6,069
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        6,069


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    7.6%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         8 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Bryan E. Gordon


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 6,069
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            6,069
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        6,069


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    7.6%


12.  Type of Reporting Person (See Instructions)    IN






                                                                         9 of 14

CUSIP No. 293977104

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Ronald M. Dickerman


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power                 6,069
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power            6,069
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person        6,069


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    7.6%


12.  Type of Reporting Person (See Instructions)    IN



                                                                        10 of 14

Item 2.
        (a) Names of Persons Filing

        The names of the persons filing this Amendment No. 3 to Schedule 13G are Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"); Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company ("Madison/OHI"); Madison Value Fund, LLC, a Delaware limited liability company ("MVF"); Madison Investment Partners 11, LLC, a Delaware limited liability company ("MIP 11"); Madison Investment Partners 10, LLC, a Delaware limited liability company ("MIP 10"); First Equity Realty, LLC, a New York limited liability company ("First Equity"), The Harmony Group II, LLC, a Delaware limited liability company ("Harmony"), Ronald M. Dickerman and Bryan E. Gordon (collectively, the "Reporting Persons"). MAIP is the controlling person of various entities that are the nominee owners of, or the successors by merger to the assets of nominee owners of, Units of Limited Partnership Interests (the "Units") of the Issuer. These nominees, none of which owns more than 5% or more of the Units, are ISA Partnership Liquidity Investors, a Delaware general partnership; Gramercy Park Investments, L.P., a Delaware limited partnership; Madison/AG Value Partners II, a Delaware general partnership; Madison/WP Value Fund IV, LLC, a Delaware limited liability company; Madison/WP Value Fund V, LLC, a Delaware limited liability company; Madison Liquidity Investors 100, LLC, a Delaware limited liability company; Madison Liquidity Investors 103, LLC, a Delaware limited liability company; and Madison Liquidity Investors 111, LLC, a Delaware limited liability company. Madison Liquidity Investors 104, LLC, a Delaware limited liability company, is the nominee owner of approximately 1.2% of the Units and is controlled by Madison /OHI. Madison Liquidity Investors 112, LLC, a Delaware limited liability company ("MLI 112"), is the nominee holder of approximately 0.4% of the Units and is controlled by MVF.

        The controlling members of MAIP and Madison/OHI are First Equity, of which Mr. Dickerman is the Managing Member, and Harmony, of which Mr. Gordon is the Managing Member. The controlling member of MVF is MIP 11. The controlling member of MIP 11 is MAIP. The controlling member of MIP 11 is MAIP.

        The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

        (b)   Address of Principal Business Office or, if none, Residence

        The business address of each of the Reporting Persons except First Equity and Mr. Dickerman is P.O. Box 7533, Incline Village, Nevada 89452. The business address of First Equity and Mr. Dickerman is 555 Fifth Avenue, 9th Floor, New York, New York 10017.

        (c) Citizenship

        See Item 2(A) above. Each of Mr. Dickerman and Mr. Gordon is a citizen of the United States of America.

        (d) Title of Class of Securities

            Units of limited partnership interest.

        (e) CUSIP Number
            293977104

                                                                        11 of 14

Item 4.    Ownership.

           As of December 31, 2001, the Reporting Persons beneficially owned an aggregate of 6,069 Units. This represents beneficial ownership of approximately 7.6% of the issued and outstanding Units. In the aggregate, the Reporting Persons have:

           (i)   Sole power to vote or to direct the vote of 6,069 Units;
           (ii)  Shared power to vote or to direct the vote of  6,069 Units;
           (iii) Sole power to dispose or to direct the disposition of 6,069 Units; and
           (iv)  Shared power to dispose or to direct the disposition of:
                 6,069 Units.

           Individual beneficial ownership for each Reporting Person is listed on the cover pages.


Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                                        12 of 14

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G/A is filed jointly on behalf of each of MAIP, Madison/OHI, MVF, MIP 11, MIP 10, Harmony, First Equity, Bryan E. Gordon and Ronald M. Dickerman.

Dated as of:  February 14, 2002


MADISON INVESTMENT PARTNERS               MADISON VALUE FUND, LLC
11, LLC                                   By: Madison Investment Partners 11,
By:   Madison Avenue Investment Partners,     LLC, Its Managing Member
      LLC, Its Managing Member            By: Madison Avenue Investment Partners
By:   The Harmony Group II, LLC               LLC, Its Managing Member
      Its Managing Member                 By: The Harmony Group II, LLC
                                              Its Managing Member


By:      /s/ Bryan E. Gordon              By: /s/ Bryan E. Gordon
   ------------------------------------       ---------------------------------
Bryan E. Gordon, Managing Director           Bryan E. Gordon, Managing Director


MADISON/OHI LIQUIDITY                      MADISON AVENUE INVESTMENT
INVESTORS, LLC                             PARTNERS, LLC
By:   The Harmony Group II, LLC            By: The Harmony Group II, LLC
      Its Managing Member                      Its Managing Member

By:      /s/ Bryan E. Gordon               By: /s/ Bryan E. Gordon
   ------------------------------------        ---------------------------------
     Bryan E. Gordon, Managing Director       Bryan E. Gordon, Managing Director



MADISON INVESTMENT PARTNERS
10, LLC
By:   Madison Avenue Investment Partners,
      LLC, Its Managing Member
By:   The Harmony Group II, LLC
      Its Managing Member



By:      /s/ Bryan E. Gordon
   ------------------------------------
Bryan E. Gordon, Managing Director



                                                                        13 of 14

FIRST EQUITY REALTY, LLC                   THE HARMONY GROUP II, LLC



By:      /s/ Ronald M. Dickerman           By:      /s/ Bryan E. Gordon
   ---------------------------------          ----------------------------------
Ronald M. Dickerman, Managing Director        Bryan E. Gordon, Managing Director


         /s/ Ronald M. Dickerman                   /s/ Bryan E. Gordon
------------------------------------          ---------------------------------
Ronald M. Dickerman                           Bryan E. Gordon


                                                                        14 of 14